82-2142

04 JAN -5 AM 7:21

invensys

BTRsec/RLS Admin/Letters/2003/0164

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

04012252

16 December 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed two notifications released to the London Stock Exchange concerning

(a) Notification of Major Interests in Shares
(b) Results of Extraordinary General Meeting ("EGM") held on 9 December 2003

Yours faithfully,

John R W Clayton
Company Secretary

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Copy to: Mr S Ahmad
Mr M Downing

Invensys plc Carlisle Place London SW1P 1BX United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879 www.invensys.com

"emailalert@hemscott.co.uk" <emailalert

05/12/2003 13:37

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys

RNS Number:9271S
Invensys PLC
05 December 2003

INVENSYS PLC ("the Company")

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Pursuant to Section 198 of the Companies Act 1985, we have today received notification from Aviva plc and Morley Fund Management Limited (a subsidiary of Aviva plc), that as at 3 December 2003, they no longer hold a notifiable interest in the capital of the Company.

Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 5 December 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLFSUFEISDSEDE_SN_RNS9271S_SU_RNSTEST_XX_124206.0172_RZ__RT_R.xRoute.001
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SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
09/12/2003 18:18

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Result of EGM

This Email News Alert service is brought to you by Invensys

RNS Number:0537T
Invensys PLC
09 December 2003

INVENSYS PLC

RESULT OF EXTRAORDINARY GENERAL MEETING ("EGM") HELD ON 9 DECEMBER 2003

Invensys plc confirms that the resolution proposed at the EGM of the Company held on 9 December 2003 was passed and the result of the poll is detailed below:

	FOR		AGAINST		TOTAL
Resolution	No. of Votes	%	No. of Votes	%	No. of Votes
1 To approve the proposed disposal of the Metering Systems division of Invensys plc as described in the circular to shareholders dated 21 November 2003.	1,808,137,143	99.9	2,500,948	0.1	1,810,638,091

Invensys plc further confirms that two copies of the resolution passed as an ordinary resolution at the EGM have been submitted to the UK Listing Authority, in accordance with paragraphs 9.31 and 9.32 of the Listing Rules.

This resolution will shortly be available to the public for inspection at the UK Listing Authority's Document Viewing Facility that is situated at:

The UK Listing Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: 020 76761000

Name of contact and telephone number for queries: Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213539

Name of Company official responsible for making notification: Jaime Tham, Assistant Secretary

Date of notification: 9 December 2003

END

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